[BCE INC. LOGO]

News Release
For immediate release

BCE ANNOUNCES TIMING OF RELEASE
OF QUÉBEC COURT OF APPEAL DECISIONS

MONTREAL, Québec, May 20, 2008 – BCE Inc. (TSX, NYSE: BCE) today announced that it has been notified by the Québec Court of Appeal that its decisions on the appeals filed by certain holders of Bell Canada debentures related to the company’s application for a final order approving the plan of arrangement for BCE’s privatization transaction and other proceedings, will be made available to the public as of 7:00 p.m. on Wednesday, May 21, 2008.

BCE will post the decisions on its website at www.bce.ca upon their becoming public. To access the decisions, click on the “Privatization of BCE” banner on the home page. The decisions will be posted under the heading “Resources” at the top of the page.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Jacques Bouchard
Bell Canada, Media Relations
514 391-2007
1 877 391-2007
jacques.bouchard1@bell.ca